FORWARD FUNDS

101 California Street, 16th Floor

San Francisco, CA 94111

November 2, 2015

VIA EDGAR

Ms. Amy Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

RE:	Forward Funds (the “Registrant” or the “Trust”)

File Nos. 033-48940; 811-06722

Post-Effective Amendment (“PEA”) No. 114 and Amendment No. 114

Dear Ms. Miller,

Pursuant to your request, this letter is in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on PEA Number 114 and Amendment No. 114 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), respectively, filed on September 4, 2015 with the Commission (Accession Number 0001193125-15-313123) (the “Registration Statement”). Below is a summary of the comments regarding the Registration Statement provided by the Staff via telephone to the undersigned and Danielle S. Johnson, each of ALPS Fund Services, Inc., and William L. Horn of Dechert LLP on Monday, October 19, 2015 and the Registrant’s response to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement.

Prospectus

1.	Comment: Please confirm in your response letter that with respect to each Fund that engages in short sales, if a Fund incurs interest or dividend expenses on short sales, it will include in its “Annual Fund Operating Expenses” table a line item for “Interest Expense on Short Sales” or “Dividend and Interest Expense on Short Sales.”

Response: The Registrant confirms that each Fund that engages in short sales will reflect applicable interest or dividend expenses on short sales in its “Annual Fund Operating Expenses” table.

2.	Comment: Please confirm that the Forward Commodity Long/Short Strategy Fund’s disclosure regarding investments in securities accurately reflects the intent of the Fund, or clarify in the Fund’s “Principal Investment Strategies” that the Fund intends to invest in commodities or derivatives. In addition, move the last sentence of the second paragraph of the “Principal Investment Strategies” to a separate paragraph and provide additional disclosure to the discussion of the Fund’s investments in securities other than commodities.

Response: As the Fund’s investment approach is to gain synthetic exposure to commodities through investments in commodity-linked derivative securities or instruments, the Registrant confirms that the Fund’s current disclosure regarding investments in securities accurately reflects the intent of the Fund. Accordingly, no changes have been made in response to this comment.

U.S. Securities and Exchange Commission

November 2, 2015

3.	Comment: With respect to the Forward Commodity Long/Short Strategy Fund, please revise and/or add disclosure to: (i) the third sentence of the first paragraph to further define the term “momentum,” and (ii) provide examples of the “three measures of momentum” in the Fund’s “Principal Investment Strategies” section to clarify the meaning of each in accordance with the Plain English Rule.

Response: The Registrant notes that the noted disclosures are an essential component of the Fund’s principal investment strategies. As such, the Registrant believes that the accuracy of any disclosure related to these issues is paramount. Because of the complexity in describing these issues, the Registrant has balanced the requirements for accuracy and plain English in drafting the current disclosure. Therefore, the Registrant respectfully declines to make changes in response to this comment.

4.	Comment: If the Forward Commodity Long/Short Strategy Fund’s disclosure regarding investments in securities other than commodities is correct, please confirm what portion of the Fund’s assets will be in such securities. Furthermore, please clarify whether the Fund intends to take long and short positions in both commodities and such other securities.

Response: The Registrant believes that the current disclosure accurately describes the Fund’s investments in both commodities and securities other than commodities and that such investments may be principal investments of the Fund. In addition, included in the Fund’s “Principal Investment Strategies” is sufficient disclosure regarding the Fund’s long and short investment exposures. Accordingly, no changes have been made in response to this comment.

5.	Comment: Please confirm whether the Forward Commodity Long/Short Strategy Fund’s disclosure regarding investments under certain market conditions is referencing a temporary defensive strategy or a response to a market opportunity. If it is a reference to a temporary defensive strategy, please remove such disclosure from the Fund’s “Principal Investment Strategies.”

Response: The Registrant confirms that the noted disclosure does not refer to a temporary defensive strategy and has revised the presentation of the disclosure to provide clarity in response to this comment.

6.	Comment: With respect to the list of instruments that may be used to collateralize the Forward Commodity Long/Short Strategy Fund’s investments in commodity-linked derivative instruments, the Staff notes that the list is “fairly extensive” and that it is uncommon to utilize mortgage-backed and asset-backed securities to collateralize derivatives. Please revise the list as necessary and/or confirm that: (i) the list is not over-inclusive and (ii) the inclusion of mortgage-backed and asset-backed securities is intended.

In addition, please confirm whether the reference to “money market or other funds that invest in these securities” at the end of this list of instruments is referring to funds that invest in money market securities alone or funds that invest in both money market securities and the other securities listed prior to this portion of the sentence. Please clarify any disclosure as necessary.

Response: The Registrant confirms that the list of instruments that may be used to collateralize the Fund’s investments in commodity-linked derivatives instruments is not over-inclusive and the inclusion of mortgage-backed and asset-backed securities is intended. Additionally, in response to this comment, the Registrant has revised the end of the list to provide clarity.

U.S. Securities and Exchange Commission

November 2, 2015

7.	Comment: The Staff notes that the potential range of the average duration of the Forward Commodity Long/Short Strategy Fund is between zero and five, which the Staff believes denotes a heavy investment in fixed-income securities by the Fund. If such an investment is anticipated by the Fund, please confirm and revise the discussion in the Fund’s “Principal Investment Strategies” as necessary.

Response: The Registrant notes that in the connection with the revised disclosure discussed in the response to Comment 5 above, the disclosure with respect to the Fund’s investments in fixed-income securities is appropriate as presented in the Fund’s “Principal Investment Strategies.” Accordingly, no changes have been made in response to this comment.

8.	Comment: The Staff notes that the registrant defines “Investment Grade Debt Securities” outside of the Fund Summaries section of the prospectus. The Staff would prefer to see that definition in each Fund Summary, as appropriate.

Response: The Registrant believes the disclosure balances plain English disclosure with accuracy, and respectfully declines to insert the requested language in the Fund Summaries as it is disclosed in the “Security Types” section.

9.	Comment: With respect to the discussion of the Forward Commodity Long/Short Strategy Fund’s anticipated average duration in the Fund’s “Principal Investment Strategies,” please revise the disclosure regarding the duration range to include what the actual range is based on the current duration of the noted index. Furthermore, use the higher number of that range in the duration example (as opposed to using a constant duration of three in said example).

Response: The Registrant respectfully declines to revise the Fund’s disclosure regarding the anticipated average duration range to one based on that of the noted index, as the range of the noted index fluctuates over time and may vary significantly in the near future. Furthermore, the Registrant respectfully declines to use the higher number of the range in the duration example as the duration of three currently used in the example best approximates the average duration of the Fund’s portfolio. Furthermore, it is the Registrant’s belief that shareholders are better served by a duration example that uses a duration that is not at the outer limits of the Fund’s anticipated duration.

10.	Comment: In connection with the Forward Commodity Long/Short Strategy Fund’s “Emerging Market and Frontier Market Securities” principal risk disclosure, revise the disclosure in the Fund’s “Principal Investment Strategies” to correspond to the Fund’s investments in emerging and/or frontier markets or revise the “Emerging Market and Frontier Market Securities” risk language accordingly.

Response: The requested changes have been made.

11.	Comment: Confirm whether the Forward Commodity Long/Short Strategy Fund intends to invest in agency mortgage-backed securities and/or private mortgage-backed securities. If the Fund intends to invest in private mortgage-backed securities, provide risk disclosure regarding private mortgage-backed securities.

Response: The Registrant confirms that the Fund intends to invest only in agency mortgage-backed securities and does not intend to invest in private-mortgage backed securities.

12.	Comment: Confirm whether the changes to each Fund’s Principal Investment Strategies will cause sales of existing securities in each Fund’s portfolio. If so, please estimate the extent of such sales (i.e., the percent of the portfolio) and figure whether such sales will result in tax consequences that should be disclosed to shareholders.

Response: The Registrant confirms that the portfolio turnover rate that will occur in response to the modifications made to the Funds’ Principal Investment Strategies will not materially differ from the portfolio turnover rate that occurs as a result of the Fund’s ordinary investment activities.

U.S. Securities and Exchange Commission

November 2, 2015

13.	Comment: With respect to the Forward Dynamic Income Fund, please revise the Fund’s investment objective to state that its primary objective is to seek income consistent with the use of “income” in the Fund’s name, and then state that total return is a secondary investment objective.

Response: The Fund’s investment objective is to seek total return, with dividend and interest income being an important component of that return, while exhibiting less downside volatility than the Russell 3000 Index. The Registrant believes that the objective is both consistent with the Fund’s name and strategies. Accordingly, no changes have been made in response to this comment.

14.	Comment: In any “Annual Fund Operating Expenses” table footnote discussing a fee waiver and/or expense limitation agreement, please include disclosure regarding the ability of the Advisor to recoup advisory fees waived and/or expenses reimbursed by the Advisor, including the time limit for when the Advisor may recoup from a Fund any waiver and/or reimbursement.

Response: The Registrant notes that the requested disclosure is currently found in the “Management of the Funds – Investment Advisor/Portfolio Managers” section of the Funds’ prospectuses. Therefore, the Registrant respectfully declines to make changes in response to this comment.

15.	Comment: Please confirm that the disclosure regarding expense limitation in the Examples section of the Forward Dynamic Income Fund Summary continues to be accurate, especially with respect to the reference to such limitations lasting two years.

Response: The Registrant has revised the disclosure and expense information in the Fund’s “Examples” section to reflect that the expense limitation is in place for the first year of the expense examples.

16.	Comment: Disclose whether the Forward Dynamic Income Fund’s new investment strategies intend to lower the Fund’s portfolio turnover rate. If it is likely that such a high portfolio turnover rate is to be expected going forward, please confirm that the appropriate risks are clearly disclosed and consider including appropriate disclosure explaining why the portfolio turnover rate is expected to remain high (e.g., disclosure regarding dividend harvesting or active and frequent trading).

Response: The Registrant notes that the Fund’s new investment strategies are expected to dramatically reduce the Fund’s portfolio turnover rate. However, in response to this comment, the Registrant has disclosed “Portfolio Turnover” as a principal risk of the Fund until that reduced portfolio turnover rate is achieved.

17.	Comment: In the “Principal Investment Strategies” of the Forward Dynamic Income Fund, provide additional detail on the types of fixed-income securities in which the Fund invests, or revise the existing disclosure to clarify that the Fund does not expect to invest significantly in fixed-income securities.

Response: The Registrant respectfully declines to remove or revise the noted disclosure, which provides the Fund with sufficient flexibility to invest, as a principal strategy, in various types of fixed-income securities.

U.S. Securities and Exchange Commission

November 2, 2015

18.	Comment: With respect to the Forward Dynamic Income Fund’s investments in derivatives as disclosed in its “Principal Investment Strategies,” disclose how those investments in derivatives are counted toward the 80% test and confirm it is not the notional amount being counted toward the 80% test.

Response: The Registrant confirms that it does not use the notional amount of derivatives for purposes of determining compliance with an 80% test. Additional information about how a Fund complies with the 80% test is included in the prospectuses in the “Additional Investment Strategies—Changes of Investment Objective and Investment Policies” section.

19.	Comment: Please confirm that it is the Forward Dynamic Income Fund and not the Advisor that will be purchasing high grade short term fixed-income securities to serve as collateral for futures purchased. Furthermore, please define what is meant by “high grade.”

Response: The Registrant confirms that the Fund (and not the Advisor) will be purchasing the investment grade short term fixed-income securities that serve as collateral for futures purchased. Additionally, in response to this comment, the Registrant has revised the noted disclosure to no longer refer to “high grade” securities.

20.	Comment: With respect to the Forward Dynamic Income Fund, please confirm whether “Cash and Cash Equivalents” was mistakenly removed as a principal risk of the Fund. If so, please reinsert such risk. If not, please revise the Fund’s investment strategies disclosure as necessary.

Response: The Registrant confirms that “Cash and Cash Equivalents” was not mistakenly removed. Accordingly, no changes have been made in response to this comment.

21.	Comment: With respect to the Forward Dynamic Income Fund, provide additional disclosure to the Fund’s “Principal Investment Strategies” to indicate why the Fund’s investments require corresponding risk disclosure regarding forward currency contracts in the “Derivatives” risk description in the Fund’s “Principal Risks.” Furthermore, provide additional disclosure regarding other specific types of derivatives in which the Fund intends to invest to its “Principal Investment Strategies.”

Response: The Registrant believes that the current disclosure in each Fund’s “Principal Investment Strategies” section accurately describes the Fund’s investments in “Derivatives.” Accordingly, no changes have been made in response to this comment.

22.	Comment: The Forward Dynamic Income Fund includes “Underlying Funds Risk” as a principal risk of the Fund. Please confirm in your response letter whether the Fund is intended to be offered solely as an investment for one or more of the Trust’s “fund of funds.”

Response: The Registrant confirms that the Fund is not intended to be offered solely as an investment for one or more the Trust’s fund of funds.

23.	Comment: Confirm whether and to what extent each of the Forward Commodity Long/Short Strategy Fund and Forward Dynamic Income Fund intends to invest in contingent capital securities (“CoCos”), a description of which is included in the section of the prospectus entitled “Security Types of the Funds – Hybrid Securities,” and, as applicable, provide disclosure in each Fund’s “Principal Investment Strategies” and “Principal Risks.”

Response: The Registrant confirms that neither Fund invests in CoCos. Accordingly, the Registrant has removed references to CoCos from the prospectuses.

U.S. Securities and Exchange Commission

November 2, 2015

24.	Comment: In the “Principal Investment Strategies” of the Forward Commodity Long/Short Strategy Fund, insert the first sentence of the first paragraph under “Investments in a Wholly-Owned Subsidiary,” as contained in the “Security Types” section of the prospectus.

Response: The Registrant respectfully declines to insert the requested language into the Fund’s “Principal Investments Strategies” as related disclosure is currently disclosed in the Fund’s “Principal Investment Strategies.”

25.	Comment: With respect to the Forward Dynamic Income Fund, please include “Portfolio Turnover” risk as a principal risk of the Fund if it is believed that a high turnover rate is expected next year.

Response: Comment accepted. The Registrant has added “Portfolio Turnover” risk to the Fund’s “Principal Risks” section.

26.	Comment: With respect to the Cayman subsidiary for the Forward Commodity Long/Short Fund (the “Subsidiary”):

a.	Disclose whether the Fund complies with governing investment policies under Section 8 therefore and capital structure and leverage requirements under Section 18 thereof of the 1940 Act on an aggregate basis with its Subsidiary.

b.	Disclose that the investment advisor to the Subsidiary complies with the provisions of the Investment Advisers Act of 1940.

c.	The investment advisory contract between the Subsidiary and Forward Management, LLC is considered a material agreement and should be included as an exhibit to Part C of the Registration Statement.

d.	Disclose whether the Subsidiary complies with investment restrictions and prohibitions on affiliated transactions under Section 17 thereof of the 1940 Act.

e.	Identify the custodian for the Subsidiary.

f.	Disclose whether the Fund has received a Private Letter Ruling from the Internal Revenue Service (“IRS”) that undistributed income from its Subsidiary is qualifying income and if it has not received a Private Letter Ruling, the basis for determining undistributed income is qualifying income.

g.	Disclose whether the Subsidiary’s principal strategies and risks constitutes the principal strategies and risks of the Fund.

h.	Confirm the Subsidiary’s financial statements are consolidated with its Fund.

i.	Confirm that the Subsidiary’s expenses will be included in the fee table.

U.S. Securities and Exchange Commission

November 2, 2015

j.	Confirm whether the Subsidiary and its board of directors have agreed to service of process in the United States.

k.	Confirm that the Subsidiary’s board of directors has agreed the SEC staff can review the Subsidiary’s books and records.

Response:

a.	The Registrant notes that the Fund’s Statement of Additional Information (“SAI”) discloses that the Fund will look through to its Subsidiary for purposes of assessing compliance with certain of the Fund’s fundamental and non-fundamental investment restrictions, including all Section 8 policies.

b.	Forward Management, LLC is the advisor to the Subsidiary and is registered as an investment advisor with the Commission.

c.	The Registrant notes that the Fund is not a party to the investment advisory contract for its Subsidiary. Therefore, the Registrant does not believe that the contract is required, but is permitted, to be included as an exhibit to Part C of the Registration Statement. However, in response to this comment, the Registrant will file the investment advisory contract for the Subsidiary as an Exhibit to the Part C of the registration statement.

d.	The Registrant confirms that the Subsidiary complies with Section 17.

e.	The Registrant notes that the Subsidiary has the same custodian as its Fund.

f.	As disclosed in the prospectus, the Fund has applied for but has not obtained a private letter ruling from the IRS. The Fund intends to treat income from its Subsidiary as qualifying income based on the analysis in private letter rulings issued to other taxpayers.

g.	The Registrant has considered the risks to which the Fund may be subject as a result of its investment in the Subsidiary when identifying the principal risks of the Fund.

h.	The Subsidiary’s financial statements have been consolidated with the financial statements of its Fund.

i.	The Registrant confirms that the estimated expenses expected to be incurred indirectly by the Fund as a result of its investment in the Subsidiary will be included in the “Annual Fund Operating Expenses” table under the sub-caption “Acquired Fund Fees and Expenses.”

j.	The Registrant confirms that the Subsidiary has designated a domestic (U.S.) agent for service of process.

k.	Although the Subsidiary is organized in the Cayman Islands, its activities, including investment management, takes place in the U.S. The Subsidiary’s books and records are maintained in the U.S., together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Upon proper request, the Subsidiary’s books and records may be made available to the Staff for inspection.

U.S. Securities and Exchange Commission

November 2, 2015

Statement of Additional Information

27.	Comment: Consistent with the response with respect to the disclosure contained in the prospectus section entitled “Security Types of the Funds – Hybrid Securities,” confirm whether either of the Funds invests in contingent capital securities (“CoCos”), and if so, provide corresponding risk disclosure in the SAI section entitled “Convertible Securities.”

Response: The Registrant confirms that neither Fund invests in CoCos.

28.	Comment: Disclose whether either of the Funds invests in Collateralized Loan Obligations (“CLOs”), and if so, provide additional disclosure regarding the risks of investments in CLOs.

Response: The Registrant confirms that neither Fund invests in CLOs.

29.	Comment: If either Fund intends to write credit default swaps, please confirm that it will segregate an amount equal to the full notional amount of the credit default swap to cover such obligations.

Response: The Registrant confirms that if a Fund sells a credit default swap it will segregate assets equal to the full notional amount of the swap in order to cover its obligations under the instrument, provided that the Fund shall not be precluded from relying on any subsequent guidance of the SEC or its staff with respect to segregation or cover requirements.

General:

30.	Comment: Please provide the traditional “Tandy” representations.

Response: The traditional “Tandy” representations are attached to this letter and are signed by an officer of the Fund.

*        *        *

No fees are required in connection with this filing. If you have any questions regarding the enclosed information, please contact me directly at (720) 917-0585.

Kind regards,

/s/ Megan Hadley Koehler
Megan Hadley Koehler, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds

Douglas P. Dick, Esq., Partner, Dechert LLP

William L. Horn, Esq., Associate, Dechert LLP

George J. Zornada, Esq., Partner, K&L Gates LLP

Richard F. Kerr, Esq., Partner, K&L Gates LLP

Attachment

FORWARD FUNDS

101 California Street, 16th Floor

San Francisco, CA 94111

November 2, 2015

VIA EDGAR

Ms. Amy Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

RE:	Forward Funds (the “Registrant” or the “Trust”)

File Nos. 033-48940; 811-06722

Post-Effective Amendment (“PEA”) No. 114 and Amendment No. 114

Dear Ms. Miller:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to Post-Effective Amendment No. 114 to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 114 to the Registrant’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended, the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•	comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

•	if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Sincerely,

/s/ Judith M. Rosenberg
Judith M. Rosenberg
Chief Compliance Officer and Chief Legal Officer